Exhibit 21.1

Romacorp, Inc.
List of Subsidiaries

Set forth below is a list of the Registrant's subsidiaries as of March 24, 2002.

Name of Subsidiary	Jurisdiction of Organization

Roma Bar Management Corporation	Texas
Roma Franchise Corporation	Delaware
Roma Systems, Inc.	Delaware
Roma Dining, LP	Delaware
Roma Holdings, Inc.	Delaware
Costillias Dominicana S.A.	Dominican Republic
Roma Prince George's, Inc.	Maryland
Roma Owings Mills, Inc.	Maryland
Roma Sahara, Inc.	Nevada
Roma Huntington Beach, Inc.	Delaware